Contact

www.linkedin.com/in/
patrickhenshawpmp (LinkedIn)
LeadersOutFront.com (Company)

Top Skills

Government Liaison
Military
Security Clearance

Certifications

Project Management Professional
Lean Six Sigma - Yellow Belt

Publications

The Human Side of Data: How Wearables are Flipping the Personalization Conversation

Patrick Henshaw

Managing Director at Render Capital ($30M Early Stage VC fund) & Render (Impact through Innovation)
Louisville Metropolitan Area

Summary

West Point Engineer with Extensive Leadership, Stakeholder Management and Venture Capital Experience:

Strong business building background managing multi-faceted missions with competing priorities from both internal and external stakeholders involving engineering and technology operations in the public and private sector. Expertise includes: Venture Capital, Startup growth and scaling, program, project and process management and innovation initiatives. Adept at team building, training, coaching and motivating. Exceptional interpersonal and communication skills.

Other Positions (Non-profit/Advisory):
• National Policy Council Member for Innovation – Application Developers Alliance
• Aviatra Accelerators (Female Entrepreneur focused Venture Firm) - Entrepreneur in Residence
• Society of American Military Engineers (SAME) – Board Member & Education Committee Chair
• CarFit – Advisory Board Member
• Auto Pilot – Advisory Board Member
• Tandoor – Advisory Board Member
• Sleeker – Advisory Board Member

Publications/Featured Keynotes: International Book - Startup Blueprint: 7 Skills for Founders, Builders & Leaders; Magazine – Advertising Builders & Leaders; Featured Keynotes: AWE Conference 2016 - Innovation as a Service, SXSW 2016 - Why Retailers and Brands Love Big Data, Ogilvy CommonHealth Worldwide Marketing Summit, Apps World Conference, Incite Summit: West and Internet Week New York, Society of American Military Engineers – Bridging Alluvial Soils

Additional Information: Bronze Star recipient, Ranger, Airborne and Air Assault School graduate; Explosive Ordnance Clearance Agent and Contracting Officer Representative graduate and Combat Action Badge recipient.

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Experience

Render Capital
Managing Director
2021 - Present (3 years)
Louisville Metropolitan Area

Render Capital is a $30M Louisville, KY and Southern Indiana based investment firm that believes in the impact of innovation and envisions a world where opportunities outweigh obstacles. They are working to boost the regional entrepreneurial ecosystem by investing in the best startups in the Midwest and South. Learn more at http://render.capital

Render
Managing Director
July 2021 - Present (2 years 10 months)
Louisville Metropolitan Area

Together, for Good. Our mission is to help organizations create impact by partnering with them to unlock new ideas that solve their most challenging problems. We envision a world where opportunity outweighs obstacles. We believe in the impact of innovation.

We work with some of the largest corporations, non-profit as well as middle market companies throughout the Midwest and South to drive Impact through Innovation.

Follow us on LinkedIn and on Medium to get insights on how and where these organizations are driving impact and value through innovation.

OrthoLive
Investor
December 2017 - Present (6 years 5 months)

OrthoLive is a best in class telemedicine provider dedicated to Orthopedic providers. The OrthoLive platform allows orthopedic providers to be much more efficient leading the incremental practice revenues. It also gives their clinic an advantage staying on the cutting edge of healthcare delivery by offering patients an incredibly convenient treatment option!

Aviatra Accelerators
Board Member
2016 - Present (8 years)
Cincinnati Area, KY

Aviatra Accelerators enables women to start and sustain businesses by giving them the resources they need to be successful. Through our expertise in business building tactics, guidance from subject matter experts and coaches, and access to capital, our ladies have received over $6 million in follow-on funding and have generated over $68 million in sales revenue upon completion of our program.

Spectrum Fleet Tracking
Investor
January 2020 - Present (4 years 4 months)

A fleet tracking company built for middle market trucking/fleet companies and for white labeled fleet management.

We use the state-of-the-art IoT technology to collect data in real time and employ sophisticated artificial intelligence algorithms to analyze the big data to help customers to better understand problems and influence real-time decisions. With cloud computing we created an ecosystem using a Software as a Service (SaaS) to keep all your devices connected and most importantly your fleet, cargo, personnel, vehicles and other high value items tracked!

KOYA Innovations Inc
Investor / Board Member
January 2019 - Present (5 years 4 months)
Austin, Texas Area

Spearheading the $127B Kindness market through the KOYA app (http://getkoya.com) which makes it easy to send video messages with gifts of kindness to be delivered when friends & family with specific locations during specific timeframes.

Koya is IFTTT which enables location based kindness to be spread to friends, family and anyone around the globe!

Sign up for KOYA here - http://getkoya.com

MoxieGirl
Investor
March 2019 - Present (5 years 2 months)
Louisville Metropolitan Area

Imagine a world where every girl can discover and confidently wear her
moxie every day. Moxie Girl equips girls with the tools and support to build
her confidence, overcome inevitable setbacks of adolescence and reach
her greatest potential. They do this online through a goal-setting app, virtual
mentoring from females at top universities and strengths-based coaching -
connecting girls across geographies in a safe environment that supports one
another in a culture of lift.

Find out more and start setting your goals today at MoxieGirl.co

Louisville Entrepreneurship Acceleration Partnership (LEAP)
CEO
February 2019 - December 2019 (11 months)
Louisville / Southern Indiana Region

LEAP is a public-private partnership that aims to amplify the greater Louisville
region's entrepreneurial ecosystem. We are uniquely positioned to convene
entrepreneurs, investors, and institutions to strengthen the area's innovation
economy.

LEAP is cultivating an inclusive entrepreneurial ecosystem by galvanizing our
active network to provide diverse programming and direct access to talent,
customers, and capital.

Our biggest strength is our active network of partners, collaborators, and
resources. Whether you are a founder, investor, or corporate innovator, we are
here to help you navigate your way to success.

What is our approach?
1) Help startups grow. This is our most important focus. We are here to follow
and support founders. We are serious about our commitment to unlock access
for entrepreneurs –access to talent and education, capital, and customers.
2) Help companies innovate. We are making direct connections between
companies and strategic startups whose business model can help the
company embrace uncharted territory.
3) Be a megaphone for innovation. We celebrate the stories that need to be
heard – founder stories, funder stories, and stories about companies and

corporates coming together with startups. And we encourage you to do the same –share your stories, your wins, and those of others.

Cintrifuse
2 years 7 months

Vice President - Growth, Startups & Technology
January 2018 - February 2019 (1 year 2 months)
Cincinnati Area, KY

Investing in Venture Capital (VC) Funds nationwide, Cintrifuse is becoming the premier destination for startups and innovation in the Midwest, built on a foundation of our $57 million Strategic Fund-of-Funds. We provide our active network of VCs and Startups curated access to our Limited Partners which are some of the nation's largest global corporations (P&G, Kroger, WorldPay etc). Additionally, we are building a proprietary SaaS marketplace to fuel and feed the innovation needs of Corporates and startups globally.

Through our top quartile Fund-of-Funds, member Startups win by getting validation from top-tier enterprise customers and connections through direct investment Venture Capital firms that we fund as well as our Active Network of 400+ VCs from Silicon Valley to Silicon Island in New York City.

With our national reach and regional focus, Cintrifuse is the architect of a new kind of innovation hub that serves as a census-taking engine and a talent attractor. We are building the technology and knowledge-based community of tomorrow that continues to promote, grow and develop initiatives starting right here in the heart of the Midwest, the greater Cincinnati, Northern KY and Kenton County Regions.

Director of Development
August 2016 - January 2018 (1 year 6 months)
Cincinnati Area, KY

Investing in Venture Capital Funds nationwide, Cintrifuse facilitates the building of high-growth companies in the greater Cincinnati and Northern Kentucky Regions. Cintrifuse brings together a tech-based economy built on a foundation of its $57 million Syndicate Fund. Our Startups win by getting validation from top-tier enterprise customers and connections through the direct investment Venture Capital firms that we fund around the country, from Silicon Valley to Silicon Island in New York City.

Unique to other startup advocacy groups, Cintrifuse also operates a for-profit fund that strictly invests in other venture funds (a fund of funds). Investors in the fund represent top-tier global corporations like Procter & Gamble, Kroger and Western & Southern. Through Cintrifuse, large corporations get access to innovation, VCs increase their deal flow and entrepreneurs thrive in a fertile startup ecosystem with active customers from our LP base.

As Director of Development, I am responsible for banding together the region to construct and attract a rich, vibrant, inventive technology-based community of makers, creatives and the business leaders of tomorrow. This development includes current and future investors in our $50+ Million fund(s), the Venture Capital firms we invest in, as well as the companies, talent and potential customer connections that are affiliated within each of the portfolio of companies for the fund and inside the Big Companies themselves.

With a national reach as well as a regional focus - Cintrifuse is the architect of a new kind of innovation hub — a technology and knowledge-based community of tomorrow that continues to promote, grow and development, initiatives throughout the greater Cincinnati, Northern Kentucky and Kenton County Regions.

Strap
Co-Founder & COO (@getstrap)
March 2014 - December 2018 (4 years 10 months)
San Francisco Bay Area

Digital Health technology company working with Fortune 500 companies and large healthcare and hospital organizations in the US. Accepted into two of the top 10 National Accelerators and raised over $1.5M in capital. Serves as operations leader and primary financial, market research and programmatic leader. Develops and executes financial strategy, product evangelism, business strategy, and marketing. Manages partnership, vendor and stakeholder relationships around the world.

Spry Labs
Founding Member
August 2016 - June 2017 (11 months)
Cincinnati Area, KY

Spry labs is a Venture Building studio specifically designed to enable Innovation-as-a-Service. From it's foundational days Spry was built to rapidly prototype and ideate around real problems within some of our largest companies. Fueled by consumer insight and human-centered design - we lead specialized workshops and design sprints for the nations top Healthcare, CPG, Insurance and Financial Institutions in a curated venture building services and leverage an active member network to scale tech-based solutions.

Each stage in our offering incorporates rapid-cycle iteration to accelerate and de-risk the innovation process. Rigorous, high-velocity workshops take a problem set and turn it into a refined business model in a matter of a week. Paired with top venture-building talent, Spry builds digital prototypes and workflow, then activates pilots for corporate and healthcare members. Validated by pilots, we launch customer-tested products to our member and investor network to fund, scale and grow the new company and/or product.

Pipeline H2O
Founding Board Member
2016 - 2017 (1 year)
Cincinnati Area, KY

In partnership with Steve Case - the Pipeline H2O accelerator is the first of it's kind - city as a lab accelerator that identifies and commercializes the world's leading water-based startup technologies. We leverage the country's premier public-private water innovation regions to provide customers, mentors, and support. Pipeline's unique go-to-market platform allows startups to pilot locally and deploy globally.

United Way of America
Investment Review Member
September 2013 - 2016 (3 years)
Vicksburg, Mississippi

United Way's Investment Review volunteers have the important job of studying the communities service needs, strengths and resources. This involves reviewing and allocating requests for funds, visiting programs and researching issues to determine which services best meet the needs of people in our community.

Crosstek Solutions (@crosstekweb)
Chief Operating Officer @LeadersOutFront
February 2013 - 2014 (1 year)
Vicksburg, Mississippi

o   Oversees day-to-day company operations
o   Establishes and reinforces organizational structure and operating systems

- o   Evaluates industry best practices and applies them as appropriate.
- o   Develops financial and HR policies and procedures
- o   Oversees HR management including recruitment, hiring, evaluation and termination
- o   Develops cost models/financial analysis to establish & implement budgetary/performance goals
- o   Reviews solicitations and leads in the development of proposals
- o   Manages contract negotiations with customers, technology vendors and key suppliers.
- o   Assists with outsourcing, supply chain and Program/Project management as required
- o   Keeps abreast of latest advances in information hardware, software and application technologies and brings that knowledge to bear on a regular basis through team interactions.

Lift Alert
Chief Operating Officer
2013 - 2014 (1 year)

Machine to Machine Sewage and Lift Station monitoring system. Sold directly into municipalities and governmental authorities while establishing partnerships with local engineering firms and operations as partnerships. Supply Chain management, vendor and product sourcing were daily tasks to include plans and spec documents including the development of proposals for Department of Public Works authorities and leaders.

US Army Corps of Engineers
4 years 11 months

Project Manager
November 2012 - March 2013 (5 months)
Vicksburg, Mississippi

"the top junior officer that has ever worked for me…"

Program/Project Manager serving in oversight for the Mississippi River Levees Program to include the Program Delivery Team with 50 multi-function engineering personnel in support of the Vicksburg District of the United States Army Corps of Engineers (USACE). These personnel range in function from Program Analysts to Division Chief's of 200 personnel engineering design divisions. Responsible for development and management of Programmatic Management Plan for the Mississippi River Levees Program, including greater than 2000 miles of levee and greater than $30 Billion lifetime program budget.

Directly responsible for improving efficiency and effectiveness of the District Project Review Board, chaired by the District Commander and includes more than 100 senior leaders throughout the Vicksburg District.

Aide-de-Camp to Division Commander (Major General)
July 2011 - November 2012 (1 year 5 months)
Vicksburg, Mississippi

"top 1% of all junior officers I have known..."

"At ease and comfortable in the most complex and demanding work environments, Patrick inspires supreme confidence."

Performance reviews by a Major General (2-Star)

Executive officer to the Commanding General of the Mississippi Valley Division, U.S. Army Corps of Engineers consisting of over 6,300 military and civilian employees in 12 states with six District Commands; responsible for programming and executing the $8 billion civil works water resource planning, design, construction, operations, real estate, and regulatory functions.

Executive Officer
January 2011 - July 2011 (7 months)

"Top 15% of his peers in 900-man task force."

Executive Officer for 110 person Engineer Company forward deployed to Afghanistan in support of Operation Enduring Freedom. Accountable for maintenance and productivity of over 1800 end-items too include 27 vehicles valued in excess of $20 million.

Route Clearance Platoon Leader
June 2010 - January 2011 (8 months)

"one of the top platoon leaders in an eight company task force"
"conducted most well executed patrol he has seen" statements by the Commander and Sergeant Major of a nearly 1000 man task force.

Platoon Leader for 40 engineers forward deployed to Operation Enduring Freedom. Responsible for leading, training, and professional development of 11 Noncommissioned Officers and 28 Soldiers as well as the maintenance of 11 Mine Resistant Armor Protected vehicles valued over $9 Million.

Assault and Obstacle Platoon Leader
May 2008 - May 2010 (2 years 1 month)

"quickly melded his team into a cohesive unit" statement by the battalion commander.

Assault and Obstacle Platoon Leader of mechanized engineers forward deployed to Germany. Responsible for leading and training over 40 engineers. Responsible for the maintenance and accountability of 21 vehicles and equipment in excess of $10 million.

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Education

United States Military Academy at West Point
Bachelor of Science, Civil Engineering · (2004 - 2008)

Norwich University
Masters of Civil Engineering · (2010 - 2012)

United States Air Force Academy
Civil Engineering, Fundamentals of Engineering and Research Laboratory · (2007 - 2007)

San Francisco Institute of Architecture
Master of Project Management · (2012 - 2013)